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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FHP International Corporation
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              (Exact name of registrant as specified in its charter)


               Delaware                                         33-0072502
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(State of incorporation or organization)                     (IRS Employer
                                                           Identification No.)

3120 Lake Center Drive, Santa Ana, California                     92704
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   (Address of principal executive offices)                     (zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                       Name of each exchange on which
       to be so registered                       each class is to be registered
       -------------------                       ------------------------------
          None                                                None


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. / /

Securities to be registered pursuant to Section 12(g) of the Act:

                     Rights to Purchase Common Stock
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                           (Title of Class)

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                                EXPLANATORY NOTE

     FHP International Corporation, a Delaware corporation (the "Registrant"), PacifiCare Health Systems, Inc., a Delaware corporation ("PHS"), N-T Holdings, Inc., a Delaware corporation ("New PacifiCare"), Neptune Merger Corp., a Delaware corporation and a wholly-owned subsidiary of New PacifiCare ("PacifiCare Merger Sub"), and Tree Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of New PacifiCare ("FHP Merger Sub"), entered into an Amended and Restated Agreement and Plan of Reorganization dated as of November 11, 1996 (the "Merger Agreement") providing for, among other things, the acquisition by New PacifiCare of all the stock of the Registrant by merger of the Registrant with FHP Merger Sub (such acquisition and all other transactions contemplated pursuant to the Merger Agreement being referred to hereinafter as the "Transaction").

     Effective as of December 31, 1996, the Registrant executed the First Amendment (the "Rights Amendment") to the Amended and Restated Rights Agreement, dated as of March 28, 1994 (as amended from time to time, the "Amended and Restated Rights Agreement"), between the Registrant and American Stock Transfer & Trust Company, a New York banking corporation, as the Rights Agent (the "Rights Agent"). The Rights Amendment provides that (i) neither PHS, New PacifiCare, PacifiCare Merger Sub nor FHP Merger Sub shall be deemed an "Acquiring Person" solely by virtue of (a) the approval, execution or delivery of the Merger Agreement, or (b) the consummation of the Mergers (as defined in the Merger Agreement) pursuant to the Merger Agreement, and (ii) all Rights (as defined in the Amended and Restated Rights Agreement) shall be deemed canceled and of no further force and effect simultaneously with the cancellation of shares of common stock, par value $.05 per share ("Common Shares") of the Registrant (in respect of which such Rights were issued) upon consummation of the Transaction. A description of the Rights, as amended, follows.

Item 1.   Description of Securities To Be Registered.

          On March 11, 1994, the Board of Directors of the Registrant approved the Amended and Restated Rights Agreement. The Amended and Restated Rights Agreement amends and restates the terms of the Rights Agreement, dated as of June 8, 1990, by and between the Registrant and the Rights Agent (the "Old Rights Agreement") and of the Rights issued by the Registrant as a dividend to stockholders of record at the close of business on June 20, 1990 (the "Rights Record Date"). Pursuant to the Amended and Restated Rights Agreement, each Right entitles the registered holder to purchase from the Registrant one-fourth of a Common Share at a

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price of $80 per full Common Share ($20 per one-fourth Common Share) (the
"Exercise Price"), subject to adjustment.

          Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with a copy of the Summary of Rights included as Exhibit A of the Old Rights Agreement attached thereto. Notwithstanding anything to the contrary set forth in the Amended and Restated Rights Agreement, neither PHS, New PacifiCare, PacifiCare Merger Sub nor FHP Merger Sub shall be deemed an Acquiring Person solely by virtue of (a) the approval, execution or delivery of the Merger Agreement, or
(b) the consummation of the Mergers (as defined in the Merger Agreement) pursuant to the Merger Agreement.

          The Amended and Restated Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          No Right is exercisable at any time prior to the Distribution Date. The Rights will expire at the close of business on June 29, 2000 (the "Final Expiration Date") unless earlier redeemed or exchanged by the Registrant as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a

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stockholder of the Registrant, including without limitation the right to vote or to receive dividends.

          The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for a purchase of Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

          In the event that the Registrant is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Registrant may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. The Registrant is not required to issue fractional Common Shares or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, the

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Registrant may make a cash payment, as provided in the Amended and Restated
Rights Agreement.

          At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors of the Registrant without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Registrant to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Registrant at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

          The foregoing description of the Amended and Restated Rights Agreement is incomplete and is qualified in its entirety by reference to the full text of the Amended and Restated Rights Agreement and the Rights Amendment, which are exhibits to this registration statement and are incorporated herein by reference.

Item 2.   Exhibits.

     1. Amended and Restated Rights Agreement, dated as of March 28, 1994, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Right Certificate as

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          Exhibit A (incorporated by reference to the Registrant's Form 8-A/A filed on April 5, 1994). Pursuant to the Amended and Restated Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has become an Acquiring Person or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person.

     2. First Amendment to Amended and Restated Rights Agreement, dated as of December 31, 1996, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent.

                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 31, 1996

                         FHP INTERNATIONAL CORPORATION

                         By: /s/ Michael J. Weinstock
                         Name: Michael J. Weinstock
                         Title:   Secretary

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                                    Exhibit 2

                               FIRST AMENDMENT TO
                      AMENDED AND RESTATED RIGHTS AGREEMENT


          THIS FIRST AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT (the "Amendment"), is made and entered into as of December 31, 1996, by and between FHP INTERNATIONAL CORPORATION, a Delaware corporation (the "Company"), and AMERICAN STOCK TRANSFER & TRUST COMPANY, a New York banking corporation, as Rights Agent (the "Rights Agent").

                                    Recitals

A. The Company and the Rights Agent are parties to an Amended and Restated Rights Agreement dated as of March 28, 1994 (the "Rights Agreement").

B. Pursuant to Section 26 of the Rights Agreement, the Company and the Rights Agent desire to amend the Rights Agreement as set forth below.

     NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

     1. AMENDMENT OF SECTION 1(a). Section 1(a) of the Rights Agreement is amended to add the following sentence at the end thereof:

               "Notwithstanding anything in this Agreement to the contrary, neither PacifiCare Health Systems, Inc., a Delaware corporation ("PHS"), N-T Holdings, Inc., a Delaware corporation ("New PacifiCare"), Neptune Merger Corp., a Delaware corporation and a wholly-owned subsidiary of New PacifiCare ("PacifiCare Merger Sub"), nor Tree Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of New PacifiCare ("Company Merger Sub") shall be deemed to be an Acquiring Person solely by virtue of (i) the approval, execution or delivery of that certain Amended and Restated Agreement and Plan of Reorganization dated as of November 11, 1996 by and among the Company, PHS, New PacifiCare, PacifiCare Merger Sub and Company Merger Sub (the "Merger Agreement"), or (ii) the consummation of the

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          Mergers (as defined in the Merger Agreement) pursuant to the Merger
          Agreement."

     2. NEW SECTION 3(e). A new section 3(e) shall be added to the Rights Agreement which shall read in its entirety as follows:

               "(e) Notwithstanding anything in this Agreement to the contrary, each Right shall be deemed canceled and of no further force and effect simultaneously with the cancellation of each Common Share (in respect of which such Right has been issued) upon consummation of the Mergers (as defined in the Merger Agreement)."

     3. Effectiveness. This Amendment shall be deemed effective as of December 31, 1996 as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

     4. Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed an original and all such counterparts shall together constitute but one and the same instrument. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.


                            [SIGNATURE PAGE FOLLOWS]

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         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.



Attest:                        FHP INTERNATIONAL CORPORATION

/s/ Michael J. Weinstock       /s/ Westcott W. Price III
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Name: Michael J. Weinstock     Name: Westcott W. Price III
Title: Secretary               Title: Vice Chairman of the Board, President  and
                                      Chief Executive Officer




Attest:                        AMERICAN STOCK TRANSFER & TRUST COMPANY, as
                               Rights Agent

/s/ Susan Silber               /s/ Herbert J. Lemmer
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Name: Susan Silber             Name: Herbert J. Lemmer
Title: Assistant Secretary     Title: Vice President